Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

SEC
Mail Processing
Section

DEC 1 1 2014

Washington DC
403

Mr. Mark P. Shuman
Branch Chief Legal
United States Securities & Exchange Commission

Ms. Jan Woo
Staff Attorney
United States Securities & Exchange Commission

Dear Mr. Shuman & Ms. Jan Woo;

Enclosed you will find the THIRD AMDENDED A Submission for **StepOne Personal Health, Inc.**, which is AGAIN being filed in response to the comment letter received from you on July 22nd, 2014. As of December 4th, 2014, we have not received any comments for the Previous TWO AMDNED REGULATION A FILINGS FOR STEPONE PERSONAL HEALTH, INC. In addition to the responses below, multiple other changes have been made to the Registration Statement in response to comments received from other Alternative Securities Markets Group Corporation Regulation A submissions.

Responses to the July 2014 comment letter.

Item #1:

The Relationship between StepOne and ASM is clearly defined below and through the Registration Statement:

The Alternative Securities Market Group (ASM) maintains an online portal for investors to purchase into our offering, and performs certain services for us in connection with the offering such as but not limited to distributing ongoing reports about our company. ASM is exclusively an ancillary service provider that will be reimbursed for documented expenses. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering. Although both StepOne Personal Health, Inc. and ASM believe ASM's web portal will be sufficient to ensure success of the offering, the Company's relation with ASM is non-exclusive and the Company both has and reserves the right to enlist the aid of FINRA registered broker dealers if it is necessary to ensure success of the Offering. If so an appropriate Amendment shall be filed in a timely fashion.

To facilitate StepOne Personal Health, Inc.'s liquidity at the onset of this Offering, in lieu of cash for its assistance in the obtaining a CIK No. and its assistance in the preparation of the registration statement, ASM has agreed to accept FIVE THOUSAND shares of common Stock in the Company, representing 5% (five percent) of outstanding common stock shares upon completion of this Offering.

ASM will **not** receive any selling commissions; nor will it receive any fixed percentage of the Offering Proceeds as might a FINRA registered broker dealer. ASM will only receive documented expenses. Although ASM's expenses are likely to be somewhat proportional to the amount raised as they will be incurred during the duration of the raise, reimbursement of such documented expenses is **capped at an expense amount not to exceed 5% of the Offering proceeds.** Hence ASM does **not** qualify as an underwriter.

ADDITIONAL:

The Alternative Securities Market ("ASM") is the First Primary and Secondary Market for Regulation A Securities. The Alternative Securities Market is a ***Private***, Transparent Equity and Debt Marketplace that offers market participants a comprehensive range of services to meet both the the needs of issuers and investors. These services include a facility for "Direct Initial Public Offerings" for Qualified Regulation A Securities, Self-Directed IRAs, as well as a Private Secondary Market Trading Facility for the resale of Regulation A Securities (The Secondary Market is a portal where a Seller can post an "ask", and a Buyer can post a "Bid" to buy. The communications are only between a seller and a buyer. All sales are ONLY directly between a buyer and a seller. A seller pays a posting fee at the time of posting the ASK. There are no sales compensations).

The Alternative Securities Markets Group Corporation ("ASMG") is the operator of the Alternative Securities Market.

There are four market segments of the Alternative Securities Market:

1. _ASM Venture Market:_
   a. U.S. & Canadian Companies Only
   b. Securities are issued pursuant to Regulation A and Regulation S
   c. Minimum Offering: $100,000
   d. Maximum Offering: $1,000,000
   e. Equity, Debt (asset backed) & Convertible Preferred
   f. Additional Details available at: **http://www.AlternativeSecuritiesMarket.com**
   g. See Mandatory Reporting Requirements below for Companies listed on the Alternative Securities Market
2. _ASM Main Market:_
   a. U.S. & Canadian Companies Only
   b. Securities are issued pursuant to Regulation A and Regulation S
   c. Minimum Offering: $1,000,001
   d. Maximum Offering: $5,000,000
   e. Maximum Offering: upon enactment of Regulation A Plus, Tier II, the maximum Offering will increase to $50,000,000
   f. Equity, Debt (asset backed) & Convertible Preferred
   g. Additional Details available at: **http://www.AlternativeSecuritiesMarket.com**
   h. See Mandatory Reporting Requirements below for Companies listed on the Alternative Securities Market
3. _ASM Global Private Market:_
   a. U.S., Canadian & International Companies
   b. Securities are issued pursuant to Regulation D Rule 506
   c. Minimum Offering: $1,000,000
   d. Maximum Offering: No Maximum
   e. Equity, Debt (asset backed) & Convertible Preferred (others may be considered)
   f. Additional Details available at: **http://www.AlternativeSecuritiesMarket.com**
   g. See Mandatory Reporting Requirements below for Companies listed on the Alternative Securities Market
4. _ASM Pooled Funds Market:_
   a. Private Pooled Investment Funds (Real Estate Funds, Private Equity Funds, Hedge Funds, Etc.)
   b. Securities Issued pursuant to Regulation D or Regulation A (if available)
   c. Minimum Offering: $100,000
   d. Maximum Offering: $No Maximum
   e. Equity, Debt and Convertible Preferred (others may be considered)
   f. Additional Details available at: **http://www.AlternativeSecuritiesMarket.com**
   g. See Mandatory Reporting Requirements below for Companies listed on the Alternative Securities Market

Mandatory Public Reporting Requirements for Companies listed on the Alternative Securities Markets Group are listed starting at the bottom of this page. Though these requirements may differ from those required of the Securities & Exchange Commission or by any State Securities Regulator, it is the Alternative Securities Markets Group Corporation's determination that these mandatory public reporting requirements are in the best interest of the investing public, and are mandatory for all companies listed on the Alternative Securities Market. The Alternative Securities Markets Group Corporation's policy is not to engaged or list any company on the Alternative Securities Market that does not fully agree to, and keep current on the below public reporting requirements. Any company who fails to supply the below listed public reporting items, shall be '_delisted_' from the Alternative Securities Market and that Company's unrestricted securities held by investors, will not be allowed to be posted on the Alternative Securities Markets Group Secondary Resale Market ("_Alternative Securities Markets Group's Securities Clearinghouse_").

The Alternative Securities Markets Group's Securities Clearinghouse is essentially a CraigsList style of bulletin board where a holder of an unrestricted security of a company **_listed on the Alternative Securities Market_** can post an "_ask_" for the sale of shares, and a potential buyer can post a "_bid_" to buy the shares. The transaction is **_ONLY_** between a seller and a buyer, and a seller pays a nominal fee to post an "_ask_" on the Alternative Securities Markets Group's Securities Clearinghouse. There are no sales commissions or "_spreads_" paid to the Alternative Securities Markets Group, and trades are only closed during a two hour window per week, which will be part of the Company's weekly "_concentrated trade volume_" (_though "asks" can be posted 24/7,_

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

and "bids" can be submitted 24/7). The Alternative Securities Markets Group Corporation's only compensation is from the seller, and that is paid at the time of the seller posting the "*ask*", it is not dependent on whether the seller is successful in selling their securities or not. There is no compensation paid by the buyer.

The Mandatory Public Reporting Requirements of all Companies listed on the Alternative Securities Market are as follows:

- **Quarterly Un-audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of un-audited financial statements within 30 days of the close of each business quarter. Company financials shall be emailed to LEGAL@ASMMarketsGroup.com and will also posted at www.AlternativeSecuritiesMarket.com where approved investors, potential new investors and investment banking professionals with issued usernames and passwords will have access to view the Company's Financial Statements. All un-audited financial statements will be signed as "*true and accurate*" by the Chief Executive Officer and/or the Chief Financial Officer of the Company.

- **Annual Audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of AUDITED financial statements within 60 days of the close of each business fiscal year. Company financials shall be emailed to LEGAL@ASMMarketsGroup.com and will also posted at www.AlternativeSecuritiesMarket.com where approved investors, potential new investors and investment banking professionals with issued usernames and passwords will have access to view the Company's Financial Statements.

- **Quarterly Conference Calls:** Company agrees that the Company's Chief Executive Officer will participate in a Quarterly Conference Call with current investors, potential new investors and/or financial professionals that chose to participate in the conference call. During this Quarterly Conference Call with the CEO of the Company, the CEO will detail the "*current status of the company*" and detail where the CEO is taking the company in the future. Conference call will take place no sooner than ten days, and no greater than 30 days, from the release of the Company's quarterly financial release.CEO take make ample time to answer questions from conference call participants. Company agrees that the quarterly conference calls with the Company's CEO will posted on the Company's private page at www.AlternativeSecuritiesMarket.com where they may be heard by registered users of www.AlternativeSecuritiesMarket.com.

- **Monthly Status of the Company Report:** Company agrees that the Company's Chief Executive Officer will publish a monthly "*State of the Company Letter*" and email the "*State of the Company Letter*" to all investors of the Company and to Alternative Securities Markets Group. The "*State of the Company Letter*" should detail the current operational status of the Company, detail any information that the CEO feels is necessary for investors to know and include information on the path the CEO of the Company is looking at taking the company in the short-term and in the long-ter. Company agrees that the "*State of the Company Letter*" will be posted on the Company's private page at www.AlternativeSecuritiesMarket.com where they may be viewed by registered users of www.AlternativeSecuritiesMarket.com.

- **Corporate Actions:** Certain corporate actions must be disclosed to all investors and to Alternative Securities Markets Group. These include: All Dividends, Stock Splits, New Stock Issues, Reverse Splits, Na me Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to the Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to record date. All Corporate Actions will be published on the Company's page at www.AlternativeSecuritiesMarket.com.

The Alternative Securities Markets Group is further broken-down in EIGHTEEN MARKET SEGMENTS. Each of the below Market Segments were formed to: (1) operate as both an Independent Primary and Secondary Market Segment of the Alternative Securities Market for the Direct Initial Public Offering of Securities to the investing public and for the establishment of a Secondary Resale / Trading market for the direct resale of securities for companies listed on the Alternative Securities Market

and current on all public reporting requirements., and (2) to act as a Private Equity Capital Partner to early and growth stage companies listed on one of the below listed market segments.

1. The Alternative Securities Markets Group Aviation and Aerospace Market
2. The Alternative Securities Markets Group Biofuels Market
3. The Alternative Securities Markets Group California Water Rights Market
4. The Alternative Securities Markets Group Commercial Mortgage Clearinghouse
5. The Alternative Securities Markets Group Energy Market
6. The Alternative Securities Markets Group Entertainment and Media Market
7. The Alternative Securities Markets Group Fashion & Textiles Market
8. The Alternative Securities Markets Group Financial Services Market
9. The Alternative Securities Markets Group Food and Beverage Market
10. The Alternative Securities Markets Group Hotel and Hospitality Market
11. The Alternative Securities Markets Group Life Settlement Market
12. The Alternative Securities Markets Group Medical Device and Pharmaceuticals Market
13. The Alternative Securities Markets Group Mining & Mineral Rights Market
14. The Alternative Securities Markets Group Oil and Natural Gas Market
15. The Alternative Securities Markets Group Residential Mortgage Clearinghouse
16. The Alternative Securities Markets Group Restaurant and Nightclub Market
17. The Alternative Securities Markets Group Retail and E-Commerce Market
18. The Alternative Securities Markets Group New Technologies Market

Each of the above are Limited Liability Companies (*either existing or pending registration*) of the Alternative Securities Markets Group Corporation. Each of the above LLCs make "*micro investments*" in each company listed on its Market Segment. These "*micro investments*" in each Company are made through the payment of State or Federal Fees and/or services rendered. These fees and/or services are detailed below (*but are not limited to*):

1. SEC Form 1-A Legal Drafting and Legal Compliance - $2,750
2. SEC CIK Number Issuance - $0.00
3. International Stock Identification Number: $500
4. SEC Form 1-A Filing with the SEC (each submission of seven copies, includes: printing, binding, binding materials, paper materials, ink / toner and postage): $50
5. NASAA Coordinated Review Submission - $450 for NINE States
6. State Registration and Filing Fees for Direct Initial Public Offering:
   a. California: $200 plus 1/5 of 1% of the Offering
   b. New York: $300 ($500,000 or less) to $1,200 ($500,001 or more)
   c. Florida: $1,000
   d. Texas: $100 plus 1/10th of 1% of the Offering
   e. New Jersey: $1,000
   f. Pennsylvania: $500 Plus 1/20th of 1% of the Offering
   g. Nevada: 0.02% of the Offering (Min: $200 / Max: $2,000)
   h. Arizona: 1/10th of 1% of the Offering (Min: $200 / Max: $2,000)

NOTE: The costs detailed above are either earned or paid by the Alternative Securities Markets Group Corporation, and are considered a debt of the Company. The Company issues a "Debt Note" to the Alternative Securities Markets Group Corporation upon each expenditure, or at qualification of the Regulation A by the SEC. Each debt note shall have an annualized rate of interest of 12%, with no monthly interest payments due, and all debt notes have a maturity of twelve months from the date of issuance. The Alternative Securities Markets Group recovers these expenditures from the "*Cost of Offering*" of each Company's Public Offering, and debt notes are paid as the Company gains capitalization on the Alternative Securities Market. If after 365 days from the date of issue, if any debt notes have not been paid in full (repurchased by the Company) from the "*costs of offering proceeds*", the entire debt note shall be voided and no further attempts to collect the funds will be made by the Alternative Securities Markets Group.

NOTE: Though the Company's on the Alternative Securities Market estimate a "Cost of Offering" of roughly 5% of offering amount, ABSOLUTELY NONE OF THESE FUNDS ABOVE THOSE POSTED ABOVE ARE PAID TO THE ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION OR ANY AFFILIATES OR SUBSIDIARIES OF THE

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION. It is estimated that Company legal fees, Company accounting expenses, Company Marketing and Advertising expenses 'could' potentially reach 5% of the gross offering amount. All of the costs and fees are at the discretion of the Company, and not the Alternative Securities Markets Group.

Alternative Securities Markets Group's Compensation:

- All companies pay a monthly "Public Reporting fee" to the Alternative Securities Markets Group per month. This monthly revolving fee is between $35 and $75 per month. This fee starts at the execution of the agreement and continues until the company is quoted on an OTC Market or a Regulated Stock Market, chooses to leave the Alternative Securities Market.
  - This Monthly Fee is paid for the following services:
    - Public Reporting of the Company's Monthly, Quarterly, Annual and other periodic reports
    - Company Listing on the Alternative Securities Market
    - Ensuring the Company's "Back Office" page is current and correct
- The Alternative Securities Markets Group Corporation, or a Market Segment Subsidiary, receives a fully diluted equity potion in each Company listed on the Alternative Securities Market. In lieu of charging each company $15,000 to $50,000 for services to be rendered, it is the position of the Alternative Securities Markets Group that cash liquidity is essential to health of each company listed on the Alternative Securities Market, and has chosen to take an equity position in each company as opposed to burdening each of our early stage and growth stage companies with a heavy financial burden. The diluted equity position in each company ranges from 1% to 5% depending on many varying factors.
- Debt Investment interest made in each company during the registration process of the Regulation A is detailed earlier in this document.

What the Alternative Securities Market does and does not do:

DOES (for the Company):
- Prepares all Regulation A SEC submissions on SEC Form 1-A
- Prepares and Submits SEC Form ID for SEC Edgar Access and CIK Number
- Assists Companies in all responses to comments received on Regulation A Submissions
- Lists the Company's general company and offering details on the appropriate Alternative Securities Market Tier and Market Segment
- Provides an online PDF copy of the current Regulation A submission along with a link to the Company's SEC Edgar page.
- Provides an online subscription agreement (username and password protected, and only made available to investors who have completed the Alternative Securities Markets Group Investor qualification questionnaire. NOTE: No member of the Alternative Securities Markets Group is able to accept any subscription agreements. ONLY the Investor and a member of the Company can sign and accept a subscription agreement).
- Provides all companies with a " Username and Password Protected Securities Compliance Back Office" that contains (but is not limited to):
  - Copies of all State, Federal and International Securities Filings
    - SEC Filings
    - NASAA / State Filings
  - Copies of all Subscription Agreements Completed
  - Copies of Investment Wires or Checks (these are provided to ASMG by the Company)
  - Excel Spreadsheet detailed current and past shareholder of the Company, number of units owned, amounts paid

DOES NOT (for the Company):
- No Member of the Alternative Securities Markets Group in any way promotes or solicits investments for Companies listed on the market.
- No Member of the Alternative Securities Markets Group distributes an Investment Prospectus for a company.
- No Member of the Alternative Securities Markets Group speaks to an investor about a particular company's securities or offerings. If ASMG is contacted by a Potential Investor or Investor wishing to speak about a particular offering or

inquiring details about a company listed on the Alternative Securities Market, the Investors or Potential Investors are forwarded to a representative of the Company. The Alternative Securities Markets Group Corporation is an equitable interest owner in each company listed on the Alternative Securities Market (in exchange for the services detailed above), it, nor any of its members or affiliates, engage in any conversations about the Companies listed on the Alternative Securities Market or their securities. The only interaction the Alternative Securities Markets Group Corporation provides is online content about a company and their offerings, and a link to the Company's SEC Form 1-A (Regulation A) filings and subscription agreement.

- Does not act as an escrow company, and NEVER has any access to any investor funds for the Company. All investor funds are deposited directly into the Company's bank account (Investor to Company Direct).
- We do not Give any legal advice.
- We Do Not Advertise a Company or their Offerings! All marketing and advertisements paid for by the Alternative Securities Markets Group Corporation are ONLY for the promotion of the Alternative Securities Market and its services to investors. Any marketing or advertising done that promotes a company or their offerings is completed by the Company and paid by with their funds. The Alternative Securities Markets Group does provide "Preferred Media Partner Contacts" with members of print, digital, and broadcast media professionals with whom we have an existing relationship. The Alternative Securities Markets Group Corporation in no way is compensated for these referrals by the Company or by the Advertising Company.

DISCLAIMER IN ALL MARKETING PIECES TO COMPANIES SEEKING CAPITAL:

"The Alternative Securities Markets Group IN NO WAY accepts any form of cash commission or successful funding fees for the sale of any securities. No member of Alternative Securities Markets Group (or any subsidiaries) will in any way accept and fees related to the sale of any securities. No member of Alternative Securities Group (or any subsidiaries) will in any way market, advertise or solicit an investment from an investor for your Company. All Alternative Securities Markets Group's marketing and advertising efforts are made to attract private and institutional investors to the Alternative Securities Market. The Alternative Securities Market does issue press releases and alerts to "market participants" when a new company is listed, and about certain news related events about a Company through our News Wire Service, but we DO NOT in any way make any direct attempts to sell, or make an offer to sell any securities of the Company. All interactions with an investor regarding a Company's securities are between a "seller" (issuer or holder of a stock) and a "buyer". ALL INVESTORS FUNDS GO DIRECTLY TO THE SELL OF A SECURITY, NEVER TO THE ALTERNATIVE SECURITIES MARKETS GROUP!"

Item #2:

No Broadcast for solicitation of Securities has been made. A general informational video is available as part of an "on-air" interview done for the Live Radio Broadcast of "Steve Muehler, On the Corner of Main Street and Wall Street", in which we discussed an upcoming public offering that will take place upon a qualification by the SEC, but investment terms were not discussed, and the broadcast was not in any way a solicitation of investment. The investment prospectus has never been made available to investors and the online investment feature at www.AlternativeSecuritiesMarket.com remains non-functional to this date.

Item #3:

We Note that Steven Muehler, the Founder and Chief Executive Officer of ASMG which is a promoter in this offering is subject to a Desist and Refrain Order by the California Department of Corporation.

As to California:

Any search of the California Department of Corporation's Corporate Actions and Enforcements will show that there are NO orders pending or in place against Mr. Muehler. There was a Cease and Desist ordered and delivered to Mr. Muehler for a Series of LA Investment Capital companies in 2010, which the State alleged that "Public Marketing and Advertising Efforts" were being used to solicit investments from the public. No Securities were ever sold in relation to those offerings and the website with information relating to the offering was removed.

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

As to the proposed Sale of Securities:

The Alternative Securities Market Group (ASM) maintains an online portal for investors to purchase into our offering, and performs certain services for us in connection with the offering such as but not limited to distributing ongoing reports about our company. ASM is exclusively an ancillary service provider that will be reimbursed for documented expenses. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering. Although both StepOne Personal Health, Inc. and ASM believe ASM's web portal will be sufficient to ensure success of the offering, the Company's relation with ASM is non-exclusive and the Company both has and reserves the right to enlist the aid of FINRA registered broker dealers if it is necessary to ensure success of the Offering. If so an appropriate Amendment shall be filed in a timely fashion.

To facilitate StepOne Personal Health, Inc.'s liquidity at the onset of this Offering, in lieu of cash for its assistance in the obtaining a CIK No. and its assistance in the preparation of the registration statement, ASM has agreed to accept FIVE THOUSAND shares of common Stock in the Company, representing 5% (five percent) of outstanding common stock shares upon completion of this Offering.

ASM will **not** receive any selling commissions; nor will it receive any fixed percentage of the Offering Proceeds as might a FINRA registered broker dealer. ASM will only receive documented expenses. Although ASM's expenses are likely to be somewhat proportional to the amount raised as they will be incurred during the duration of the raise, reimbursement of such documented expenses is **capped at an expense amount not to exceed 5% of the Offering proceeds.** Hence ASM does **not** qualify as an underwriter.

BECAUSE MR. MUEHLER OR THE ALTERNATIVE SECURITIES MARKETS GROUP DOES NOT 'SELL' SECURITIES, ADDITIONAL DISCLOSURE IS NOT REQUIRED.

Item #4:

Jurisdictions have be added to the amended Registration Statement

Item #5:

Unregistered Sale dates have been included in the amended Registration Statement

Item #6:

Other Present or Proposed Offerings have been included in the amended Registration Statement

Item #7:

Terms of Offering have been clearly defined in the amended registration statement

Item #8:

Additional information about escrow and risks associated with this investment have been included in the amended registration statement.

Item #9:

Rule 253(d) has been updated in the amended registration statement.

Item #10:

The Dilution Section has been deleted in the amended registration statement.

Item#11:

Risk Factors have been added or expanded on in the amended registration statement.

Item #12:

Additional risk factors disclosing the illiquid nature of the investment have been added to the amended registration statement.

Item #13:

Language detailing executives dedicating less than their full time to the business, along with the risks associated, have been added to the amended registration statement.

Item #14:

Inadequacy of Funds section has been updated in the amended registration statement.

Item #15:

Details on debt, and the risks associated, have been added to the amended registration statement.

Item #16:

Details on income have been updated in the amended registration statement.

Item #17:

Additional details pertaining to the Company's minimum capital raise have been added to the amended registration statement.

Item #18:

Additional details about the process is on pages four, five, ten and eleven of the amended registration statement and in the subscription agreement of the amended registration statement.

Item #19:

As more clearly defined, Mr. Muehler is not in any way associated with the sale of Securities for the Company, nor will Mr. Muehler or Alternative Securities Markets Group be compensated in any way for the sale of securities by the Company. The process of sales of securities are more clearly defined on pages four, five, ten and eleven of this amended registration statement.

Item #20:

A clearly defined use of investor funds has been added to the amended registration statement.

Item #21:

No fees are being paid to ASMG from the offering proceeds. Additional details about the relationship between the two companies is more clearly defined on pages four and five of the amended registration statement.

Item #22:

Additional details on the formation of the Company is detailed in the amended registration statement

Item #23, Item #24 and Item #25:

All items have been updated in the attached revised registration statement.

Item #26:

Additional details on the conversion of the shares was made throughout the amended registration statement.

Item #27:

Items pertaining to 8(a) and (c) of Form 1-A have been added to the amended registration statement.

Item #28:

Additional information about the Preferred Stockholders voting of new Board Members and the names of the current Board Members have been included in the Registration Statement.

Item #29 and Item #30:

The Executive Compensation details have been amended in the amended registration statement

Item #31:

Background information on the Preferred Stock has been added to the amended registration statement.

Item #32:

Details on the Security Holders has been corrected in the amended registration statement.

Item #33, Item #34, Item #35 and Item #36:

The Financial Statements section of the Registration Statement has been updated.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Item #37:

Required Reporting items section has been removed.

Item #38, Item #39 and Item #40:

The subscription Agreement has been updated to included all requested items.

Thank you,

Mr. Steven J. Muehler
Founder and Chief Executive Officer
Alternative Securities Markets Group
4050 Glencoe Avenue
Marina Del Rey, California 90292
Direct: (213) 407-4386
Email: Legal@AlternativeSecuritiesMarket.com
Web: http://www.AlternativeSecuritiesMarket.com